Kaman Corporation and Subsidiaries
Exhibit 11-Earning Per Share Computation
(In Thousands Except Per Share Amount)

	For the Three Months Ended

	April 1, 2005	April 2, 2004
Basic:

Net earnings	$4,705	$1,173

Weighted average number of shares outstanding	22,778	22,648

Net earnings per share-basic	$.21	$.05

Diluted:

Net earnings	$4,705	$1,173
Elimination of interest expense on 6% subordinated
convertible debentures (net after taxes)	168	182
Net earnings (as adjusted)	$4,873	$1,355

Weighted average number of shares outstanding	22,778	22,648
Weighted averages shares issuable on conversion
of 6% subordinated debentures	839	910
Weighted average shares issuable on exercise
of dilutive stock options	32	102
Total	23,649	23,660

Net earnings per share - diluted	$.21	$.05

*The calculated diluted per share amount for the three months ended April 2, 2004 is anti-dilutive, therefore, amount shown is equal to the basic per share calculation.

Excluded from the net earnings per share-diluted calculation are options granted to employees that are anti-dilutive of 223 and 100 based on the average stock price for the three months ended April 1, 2005 and April 2, 2004, respectively.